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EXHIBIT 99.2

FOURTH AMENDING AGREEMENT

        THIS FOURTH AMENDING AGREEMENT made the 13th day of May, 2006

B E T W E E N:

      INCO LIMITED,
      a corporation existing under the laws
      of Canada,

      (hereinafter called the "Offeror"),

                      – and –

      FALCONBRIDGE LIMITED,
      a corporation existing under the laws
      of the Province of Ontario,

      (hereinafter called the "Company").

        WHEREAS the Offeror mailed the Offer dated October 24, 2005 to purchase all outstanding Common Shares of the Company in accordance with Section 1.1(b) of the Support Agreement dated October 10, 2005 entered into between the Offeror and the Company, as amended by Amending Agreement dated January 12, 2006, Second Amending Agreement dated February 20, 2006 and Third Amending Agreement dated March 21, 2006 (as amended from time to time, the "Support Agreement");

        AND WHEREAS the board of directors of the Offeror has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Offeror and its shareholders to pursue the acquisition of the Company as contemplated by the Support Agreement by amending the Offer in accordance with the amended terms and conditions contained herein (the "Amended Offer");

        AND WHEREAS the Board of Directors has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Company for the Board of Directors to support the Amended Offer and to recommend acceptance of the Amended Offer to Shareholders in writing and for the Company to continue to co-operate with the Offeror and to use its reasonable best efforts to permit the Amended Offer to be successful;

        NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:

1.     Amendments to the Support Agreement

  (a)
  Section 1.1(a) of the Support Agreement is hereby amended by:

  (i)
  deleting the reference to Cdn. $34.00 where it appears in clause (i) of Section 1.1(a) and substituting therefor a reference to Cdn. $51.17;

  (ii)
  deleting the reference to Cdn. $2,872,648,913 where it appears in Section 1.1(a) and substituting therefor a reference to Cdn. $4,786,678,875;

  (iii)
  deleting the reference to 0.6713 of a common share of the Offeror where it appears in clause (ii) of Section 1.1(a) and substituting therefor a reference to 0.6927 of a common share of the Offeror; and

  (iv)
  deleting the reference to 200,702,404 Offeror Shares where it appears in Section 1.1(a) and substituting therefor a reference to 200,657,578 Offeror Shares.

    Accordingly, the first sentence of Section 1.1(a) shall now read as follows:

      "The Offeror shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth below, either make, or cause a directly or indirectly wholly-owed subsidiary of the Offeror (the "Acquisition Company") to make, either alone, or jointly with the Offeror, an offer (the "Offer") to purchase all outstanding Common Shares (other than those owned directly or indirectly by the Offeror), including Common Shares issuable (and that, prior to the Expiry Time (as defined below) are actually issued) upon the conversion, exchange or exercise of any securities of the Company that are convertible into or exchangeable or exercisable for Common Shares (the "Convertible Securities") at a price per Common Share of: (i) Cdn. $51.17 in cash; or (ii) 0.6927 of a common share of the Offeror (the "Offeror Shares") and Cdn. $0.05 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn. $4,786,678,875 in cash (the "Cash Maximum") and an aggregate maximum of 200,657,578 Offeror Shares (the "Share Maximum") in accordance in all material respects with all applicable securities Laws (as defined in Schedule B to this Agreement) in Canada and the United States (collectively, "Securities Laws")."

  (b)
  Section 1.4 of the Support Agreement is hereby amended by deleting each reference to 0.6723 where it appears in Section 1.4 and substituting therefor a reference to 0.6934.

  (c)
  Section 5.2(a) of the Support Agreement is hereby amended by deleting the definition of "Superior Proposal" where it appears in that section and replacing it with the following definition:

      "Superior Proposal" means an unsolicited bona fide Acquisition Proposal made by a third party to the Company in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Common Shares and offering or making available the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory (including U.S. Competition Authority and any Investment Canada approval) and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained, (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of the Company or any Subsidiary or their respective representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access is afforded to the third party making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by the Company during such three day period); (v) which is offered or made available to all Shareholders in Canada and the United States; (vi) in respect of which the Board of Directors determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to Section 5.2(g) below, and taking into account the long-term value and anticipated synergies anticipated to be realized as a result of the combination of the Offeror and the Company); and (vii) that, subject to compliance with the requirements of Section 5.2 of this Agreement, the Board of Directors has determined to recommend to Shareholders."

  (d)
  Section 5.2(g)(iv) of the Support Agreement is hereby amended by deleting the reference to seven business days where it appears in that section and substituting therefor a reference to 10 business days and, accordingly, Section 5.2(g)(iv) shall now read as follows:

      "10 business days shall have elapsed from the later of the date the Offeror received notice of the Company's proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date the Offeror received a copy of the written proposal in respect of the Acquisition Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with Section 5.2(h), the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror;".

  (e)
  Section 5.2(h) of the Support Agreement is hereby amended by deleting the reference to seven business days where it appears in that section and substituting therefor a reference to 10 business days and, accordingly, the first sentence of Section 5.2(h) shall now read as follows:

      "The Company acknowledges and agrees that, during the 10 business day period referred to in Section 5.2(g)(iv) or such longer period as the Company may approve for such purpose, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer."

  (f)
  Section 5.3(a) of the Support Agreement is hereby amended by deleting the definitions of "Company Expense Payment", "Company Termination Payment" and "Offeror Enhanced Expense Payment" where they appear in that section and replacing them with the following definitions:

      "Company Expense Payment" means U.S. $40 million;

      "Company Termination Payment" means U.S. $450 million, less the amount, if any, paid or payable by the Company to the Offeror as a Company Expense Payment; and

      "Offeror Enhanced Expense Payment" means U.S. $150 million.

  (g)
  Section 5.3(d) of the Support Agreement is hereby amended by deleting Section 5.3(d) in its entirety and substituting the following therefor:

      "The Company shall forthwith pay the Offeror Enhanced Expense Payment to the Offeror by way of a wire transfer in immediately available funds to an account specified by the Offeror if: (i) the Offer is not completed as a result of the Minimum Tender Condition not having been satisfied in circumstances in which either the U.S./EC/Cdn. Clearances have been obtained or such U.S./EC/Cdn. Clearances have not been obtained and the Company has not complied with its covenants and obligations in Sections 1.7 and 5.1 (in either case, whether or not any other conditions of the Offer are also not satisfied) and this Agreement is terminated pursuant to Section 6.1(d) unless: (A) the non-satisfaction of the Minimum Tender Condition arises solely as a result of a Material Adverse Change in respect of the Offeror which has occurred since the date hereof; (B) the Board of Directors has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a Material Adverse Change in the Offeror has occurred since the date hereof; and (y) the failure to change the Board's recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) the Offeror has filed, or the Ontario Securities Commission has determined that it should have filed, a Material Change Report in accordance with applicable Securities Laws in respect of such Material Adverse Change; or (ii) any of the events set forth in Sections 6.1(i) or (j) has occurred (for greater certainty without requiring termination of the Agreement by the Offeror) unless those events have occurred solely as a result of a Material Adverse Change in respect of the Offeror which has occurred since the date hereof; (B) the Board of Directors has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a Material Adverse Change in the Offeror has occurred since the date hereof; and (y) the failure to change the Board's recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) the Offeror has filed, or the Ontario Securities Commission has determined that it should have filed, a Material Change Report in accordance with applicable Securities Laws in respect of such Material Adverse Change.

      Moreover, in circumstances in which: (i) the Offeror Enhanced Expense Payment is payable under this Section 5.3(d), if within 18 months of the termination of this Agreement pursuant to Section 6.1(d) a Competing Proposal is consummated, then the Company shall, prior to or concurrently with the consummation of a Competing Proposal, pay to the Offeror the Company Termination Payment (less the amount of the Offeror Enhanced Expense Payment provided such latter amount has been paid to the Offeror); and (ii) the Company Termination Payment is payable pursuant to Section 5.3(b) and the Offeror has received the Offeror Enhanced Expense Payment pursuant to this Section 5.3(d), the Company shall be permitted to deduct from the amount of the Company Termination Payment the amount of the Offeror Enhanced Expense Payment that has been received by the Offeror."

  (h)
  Section 7.2 of the Support Agreement is hereby amended by deleting Section 7.2 in its entirety and substituting the following therefor:

      "Except as required by applicable Law or applicable stock exchange requirements, the Company shall not make any public announcement or statement with respect to the Offer or this Agreement without the approval of Offeror, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, the Company agrees to give prior notice to the Offeror of any public announcement relating to the Offer or this Agreement and agrees to consult with the Offeror prior to issuing each such public announcement. The Offeror shall use reasonable commercial efforts to co-ordinate with the Company, and to the extent practicable consult with the Company in advance with respect to, the Offeror's press releases and public comments with respect to this Agreement."

  (i)
  Each of Section 7.8(g) and Section 7.8(h) of the Support Agreement, being the definitions of "Material Adverse Change" and "Material Adverse Effect", respectively, is hereby amended, in each case, by adding the words "as amended" after the word "Agreement" where it appears in subparagraph (iii)(A).

  (j)
  Schedule B and Schedule C to the Support Agreement are hereby amended by adding the word "material" before each of the words "contracts" and "transactions" where they appear in paragraph (x) of Schedule B and Schedule C.

2.     Public Announcement of Fourth Amending Agreement

        Each of the Offeror and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of the Offeror, its intention to make the Amended Offer, which press release shall, in each case, be satisfactory in form and substance to the other party acting reasonably.

3.     Amended Offer

        The Offeror shall vary the Offer in accordance with the terms contained in Section 1 of this Agreement and shall mail the Amended Offer by way of a notice of variation of the Offer (the "Notice of Variation") in accordance in all material respects with applicable Securities Laws to all registered shareholders as soon as reasonably practicable.

4.     Company Approval of the Amended Offer

        The Company represents and warrants to and in favour of the Offeror, and acknowledges that the Offeror is relying upon such representations in entering into this Agreement, that as of the date hereof:

  (a)
  CIBC World Markets Inc. has delivered an oral opinion to the Board of Directors to the effect that the consideration to be received under the Amended Offer is fair from a financial point of view to all Shareholders (other than the Offeror);

  (b)
  the Board of Directors, upon consultation with its financial and legal advisors, has unanimously determined that the price offered under the Amended Offer is fair from a financial point of view to all Shareholders (other than the Offeror) and that it is in the best interests of the Company for the Amended Offer to be made and the Board of Directors to support it and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders (other than the Offeror) accept the Amended Offer. Each member of the Board of Directors has agreed to support the Amended Offer and has agreed that the press release to be issued by the Offeror announcing the Amended Offer may so state and that references to such agreement may be made in the Amended Offer, the Notice of Variation and any other documents relating to the Offer; provided, however, that references herein to the unanimous determination and approval of the Board of Directors and to the agreement of each of the Directors shall not include Directors who have declared a conflict of interest and have not participated in any consideration of the Offer; and

  (c)
  the Company shall prepare and make available for distribution contemporaneously and together with the Notice of Variation, in both the English and French languages as circumstances may require, sufficient copies of a notice of change to its directors' circular relating to the Amended Offer (the "Notice of Change"), prepared in all material respects in accordance with all applicable Securities Laws, which shall reflect the foregoing determinations and recommendation, and the Company shall take all other reasonable action to support the Offer. Prior to printing the Notice of Change, the Company shall provide the Offeror with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably. The Company shall file the Notice of Change and any other documents required by all applicable Securities Laws in connection with the Notice of Change with applicable securities regulatory authorities within the times and in the manner required by all applicable Securities Laws.

5.     Initial Expiry Time

        For greater certainty and for the purposes of Section 1.1(c) of the Support Agreement, the "Initial Expiry Time" means December 23, 2005.

6.     Confirmation of Support Agreement

        The Offeror and the Company hereby confirm that the Support Agreement remains in full force and effect, unamended except as provided for in this Agreement.

7.     Counterparts

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

        IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

Inco Limited
By:	/s/ SCOTT M. HAND Name: Scott M. Hand Title: Chairman and Chief Executive Officer
By:	/s/ SIMON A. FISH Name: Simon A. Fish Title: Executive Vice-President, General Counsel and Secretary
FALCONBRIDGE LIMITED
By:	/s/ DEREK PANNELL Name: Derek Pannell Title: President and Chief Executive Officer
By:	/s/ JEFFREY A. SNOW Name: Jeffery A. Snow Title: Senior Vice President and General Counsel

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FOURTH AMENDING AGREEMENT